 Exhibit 99.79

TSX: GVX
NEWS RELEASE	OTCBB: GVGDF
For Immediate Release

Grandview Gold Inc. Signs Drill Contract; Plans to Verify Historic Red Lake Resource

May 25, 2011 - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to announce the signing of a diamond drill contract with Platinum Diamond Drilling of Winnipeg for work on the Company’s Dixie Lake property (the “Property”), in the Red Lake Gold District. The 2,200 m, 10 hole program, will focus on verifying and extending the historic resources identified by previous workers at the 88-4 and 88-4 West Zones. The program is expected to begin mid-June and will run through to the end of July or early August, 2011.

“The Red Lake area has been spared from the prohibitive flooding and extreme weather conditions occurring elsewhere in Ontario and Manitoba, and we are pleased to be able to begin our Canadian exploration program, as planned,” says Grandview President and CEO Paul Sarjeant, B.Sc, P.Geo. “Proceeds of our December flow-through financing will be used to continue drilling at the 88-4 and 88-4 West Zones at Dixie Lake. Our goal is to bring the historic non-NI 43-101 compliant mineral resource originally estimated by Teck Exploration (1989-90) of 417,000 short tons at 0.126 ounces per ton, and later estimated by Teck to indicate a possible tonnage of 1.1 million short tons at 0.1 ounces per ton, to formal NI 43-101 compliance. The program will also target select areas within the mineralized zones that currently lack information as we believe the 88-4 and 88-4 West zones are connected.”

“Dixie Lake is highly prospective for Grandview due to its location in the Red Lake area, the historic work that has been done in and around the 88-4 Zone since 1945, and significant results of work undertaken by Grandview elsewhere on the Property from 2005 through 2009 - including NS Zone assays of 22.90 g/T Au over 2.86 m and 18.29 g/T over 2.20 m, with considerable visible gold in core. We reviewed the historic materials over the winter and together with our more recent data, created a new model and target map that indicates mineralization continues at depth and is open along strike in at least one direction on the Property,” adds Mr. Sarjeant.

About Dixie Lake
Grandview has an option agreement with Newmont Mining Corporation (formerly Fronteer Gold Inc.) and has earned a 67% interest in the 1,664 hectare Dixie Lake property located 16 miles south of Goldcorp's Red Lake Mine. The Property has an established gold resource (Teck, 1989), estimating a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton; upgraded from an original estimate of 417,000 short tons at 0.126 ounces per ton. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under NI 43-101 and as such this historical estimate should not be relied upon.

About the Red Lake Gold District
The Red Lake Gold Mining District in northwestern Ontario is the most prolific gold producing region in Canada. Since the mid-1960's The Red Lake District has yielded over 30-million ounces of and is home to Goldcorp's Red Lake and Campbell Mines. Grandview has three projects in the Red Lake Gold District, namely Sanshaw-Bonanza, Dixie Lake and Loisan.

About Grandview Gold Inc.
Grandview is a gold exploration company focused on creating value for shareholders by balancing sustainable small-scale mine development and gold production, with traditional major gold camp exploration. Details of Grandview’s projects are available on the Company’s website.

For further information, please contact Paul Sarjeant at 416.486.3444 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.